SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 15, 2009

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations | 1Q09

Press Release

Consolidated information and results

(unaudited)

This report contains the operational and financial data for Tele Norte Leste Participações and its direct and indirect subsidiaries on the First quarter of 2009

TELE NORTE LESTE PARTICIPAÇÕES S.A.
www.oi.com.br/ir

UPCOMING EVENTS: CONFERENCE CALLS

PORTUGUESE		ENGLISH

DATE:	Friday, May 15, 2009	DATE:	Friday, May 15, 2009
	11:00am (Rio) - 10:00am (NY)		1:00pm (Rio) - 12:00pm (NY)
ACCESS:	Phone: (55 11) 4688-6301	ACCESS:	Phone: 800–860–2442 (U.S.)
	Code: Oi		1 412–858–4600 (Brazil / other countries)
	Replay: (55 11) 4688-6312		Code: Oi
	(code 806)		Replay: 877–344–7529 (U.S.)
	Available until May 21, 2009		1 412 317 0088 (Brazil / other countries)
Available until May 21, 2009 (code 429910 #- click 1 to start))
WEBCAST:	Click here	WEBCAST:	Click here

A complementary presentation will be available before the start of the conference call at http://www.oi.com.br/ir

CONTENTS
1	HIGHLIGHTS	4
2	OPERATING PERFORMANCE	5
3	CONSOLIDATED RESULTS	8
4	DEBT AND CAPITAL EXPENDITURE	17
5	ADDITIONAL INFORMATION	20
6	ADDENDUM	27
7	FINANCIAL STATEMENTS	29

Tele Norte Leste Participações	Telemar Norte Leste
Outstanding shares ('000): 382,289	Outstanding shares ('000): 238,391
TNLP3: R$38.00	TMAR3 ON: R$58.00
TNLP4: R$32.50	TMAR5 PNA: R$52.30
TNE: US$13.84 ADR	TMAR6 PNB: R$38.02
Market Capitalization (Million): R$13,126; US$5,669	Market Capitalization (Million): R$13,063 ;US$5,642

Brasil Telecom Participações	Brasil Telecom
Outstanding shares ('000): 362,488	Outstanding shares ('000): 547,719
BRTP3: R$61.37	BRTO3: R$59.35
BRTP4: R$16.75	BRTO4: R$12.90
BRP: US$36.12 ADR	BTM: US$16.58 ADR
Market Capitalization (Million): R$11,986; US$5,177	Market Capitalization (Million): R$18,659; US$8,060

Notes: (1) Prices as at the end of 1Q09; (1) Outstanding ex-treasury shares.

May 14, 2009	www.oi.com.br/ir	1

Rio de Janeiro, May 14, 2009: Tele Norte Leste Participações S.A. (Bovespa: TNLP4 and TNLP3), Telemar Norte Leste S.A. (Bovespa: TMAR3, TMAR5 and TMAR6), Brasil Telecom Participações S.A. (Bovespa: BRTP3 and BRTP4) and Brasil Telecom S.A. (Bovespa: BRTO3 and BRTO4) are pleased to announce the results for the first quarter of 2009.

This report contains the consolidated data for Tele Norte Leste Participações and its direct and indirect subsidiaries as of March 31, 2009. For the purpose of analysis and to better understand the results and compare past performance, we are presenting pro forma 1Q08 consolidated figures for Tele Norte Leste Participações (Oi) and Invitel (including Solpart and Techold), the parent company of Brasil Telecom Participações.

The present moment is particularly important and challenging for Oi, as it faces several operational and strategic actions, as noted below:

(a) Consolidation of Brasil Telecom

Operational consolidation is moving ahead at a quick pace. Many areas have already been integrated, while other areas are in the process of integration. The most complex cases will be fully consolidated in the coming months. As expected, at the first moment, the expected synergies are surpassed by the inevitable increase of our costs and expenses that a process of combining two companies normally produce.

We have begun the process to revamp Region II by launching Oi’s brand along with its retail and corporate products. The process seeks to standardize sales channels and sales points and it is expected to be completed by May. In addition, we are also standardizing the administrative and operational processes and rules, and adapting the systems to support all activities.

We are awaiting formal approval from the CVM in order to launch the mandatory tender offers, and begin to streamline Oi’s corporate structure with the corporate consolidation of the involved companies. We expect to conclude this process by the end of this year.

(b) Debt

As anticipated in previous reports, the immediate result stemming from the acquisition of Brasil Telecom’s controlling equity was an increase in Oi’s consolidated net debt. We expect net debt to reach a historic high during the second semester as we pay tag along rights of common shareholders in the approximate amount of R$3.5 billion.

As a result of the expected cash generation for the current year, we aim to have a Net Debt-to-Ebitda ratio of nearly 2x by the end of the year. Further cuts in the benchmark interest rate by the Brazilian Central Bank will ease the pressure on financial expenses this year, and help us meet our target.

The market acknowledges the size of the new company and its promising future. Recently Oi issued bonds twice in just one week: a US$750 million 10-year bond placed in the international market that was four times oversubscribed; and about R$2.0 billion in a 2 to 3 year simple debenture mostly aimed for Brazilian individuals.

May 14, 2009	www.oi.com.br/ir	2

(c) Start-up in São Paulo

Growth in the customer base in the State of São Paulo, which already accounts for about 3 million customers as of the end of April, in a little over seven months after the start-up, bears evidence that our decision to enter the region, as well as the strategy of selling just sim cards, was successful. In the second quarter there was the launch of mobile broadband services through 3G technology which, in the medium and long terms, will allow us to compete in other market segments, adding up a favorable prospect for the company.

All the factors described above are affecting the results of the Company in the short term. However, these are not enough to alter the plan set when we announced the acquisition of Brasil Telecom’s control.

We expect to complete the consolidation of Brasil Telecom still in 2009, as we maintain our plan to reach 39 million mobile users and 4.5 million broadband users by the end of the year. Simultaneously, one of our priorities will continue to be to generate cash as quickly as possible to reduce our debt to a level below 2 times the consolidated EBITDA until 2011. We are certain that the current quarter results are in line with our goal to consolidate the company as the largest telecommunications service provider company in the country.

May 14, 2009	www.oi.com.br/ir	3

1) HIGHLIGHTS FOR 1Q09:

•	The company maintained its growth pace by adding 1.7 million new Revenue Generating Units (RGUs) in the quarter and 10.3 million since 1Q08, reaching 57.7 million RGUs. This performance results from the evolution of mobile services and new broadband users, as described below:

• The mobile segment registered 9.9 million new clients since 1Q08 (+45.3%) and 1.8 million in the quarter (+6.1%), leading Oi to outperform the growth rate of the Brazilian market (22.1% year-over-year and 2.0% in 1Q09);

• Oi fixed broadband additions (ADSL and cable) totaled 608 thousand users since 1Q08 and 117 thousand in the quarter. 3G service additions via mini-modems equaled 70 thousand new users in the quarter.

•	Consolidated gross revenue totaled R$11.2 billion in the quarter, 7.8% higher than in 1Q08 mainly due to the performance of mobile service revenues (+28.4%) and data communication services (+25.9%) in the wireline segment.

•	Consolidated adjusted EBITDA in the quarter amounted to R$2.4 billion, a slight reduction when compared with 1Q08. In addition to the start up operations in São Paulo and the acquisition of Amazônia Celular, EBITDA was hit by the standardization of accounting practices followed at Oi and BrT, as well as additional expenses related to the integration process of both companies, all items not included in 1Q08.

•	Consolidated net debt reached R$19.2 billion, increasing R$9.4 billion since December 2008 due to the consolidation of net debt of BrT and Invitel, as well as to disbursements made during the quarter, mainly to the entity control of Invitel (R$5.4 billion).

•	Net earnings amounted to R$11 million (R$0.028 per share and US$0.016 per ADR) and were affected by the issues described above, net financial expenses which were R$462 million higher than those in 1Q08, as well as the start of BrT acquisition’s goodwill amortization.

May 14, 2009	www.oi.com.br/ir	4

Table 1 – Consolidated Financial Indicators

		Quarter

	1Q08
TNL Consolidated - R$ million	Pro forma*	1Q09	YoY

Net Revenue	7,231	7,487	3.5%
EBITDA	2,585	2,192	-15.2%
Adjusted EBITDA	2,585	2,377	-8.0%
Adjusted EBITDA Margin (%)	35.7%	31.7%	-4.0 p.p.
Net Earnings	564	11	-98.0%

Net Debt	3,049	19,196	529.6%
Available Cash	10,312	6,676	-35.3%
CAPEX	807	905	12.1%
Net Debt / Adjusted EBITDA	0.3	1.9	533.3%

	1Q08
TMAR Consolidated - R$ million	Pro forma*	1Q09	YoY

Net Revenue	7,212	7,469	3.6%
EBITDA	2,606	2,204	-15.4%
Adjusted EBITDA	2,606	2,389	-8.3%
Adjusted EBITDA Margin (%)	36.1%	32.0%	-4.1 p.p.
Net Earnings	632	2	-99.7%

BRTP Consolidated - R$ million	1Q08	1Q09	YoY

Net Revenue	2,798	2,768	-1.1%
EBITDA	955	461	-51.7%
Adjusted EBITDA	955	910	-4.7%
Adjusted EBITDA Margin (%)	34.1%	32.9%	-1.2 p.p.
Net Earnings	250	-23	-109.2%

BRTO Consolidated - R$ million	1Q08	1Q09	YoY

Net Revenue	2,798	2,768	-1.1%
EBITDA	946	468	-50.5%
Adjusted EBITDA	946	917	-3.1%
Adjusted EBITDA Margin (%)	33.8%	33.1%	-0.7 p.p.
Net Earnings	324	-80	-124.7%

*The pro forma consolidation was made from Invitel consolidated, the parent company of Brasil Telecom Participações.

2) CONSOLIDATED OPERATING PERFORMANCE:

Oi added 15,538 thousand RGUs to its customer base, following the acquisition of Brasil Telecom Participações’ control (January 2009). The following analysis is based on the consolidated net financial income and compares to pro forma figures for the first quarter of 2008 of both companies (Invitel consolidated, Brasil Telecom Participações’ parent company and Tele Norte Leste Participações).

At the end of March 2009, the company had 57.7 million Revenue Generating Units (RGUs), up 3.1% quarter-on-quarter and 21.7% year-over-year. In 1Q09, 1,717 thousand new UGRs were added, while in the 12 month period net addition amounted to 10,290 thousand new UGRs. The quarterly performance was influenced by the expansion of mobile users and Oi Velox ADSL users.

May 14, 2009	www.oi.com.br/ir	5

Wireline – Oi Fixed

Fixed lines in service totaled 21.8 million at the end of March 2009, dropping slightly on a quarterly and year-over-year basis. The fixed-to-mobile substitution was partially offset by our strategy of marketing alternative plans and converging products.

At the end of 1Q09, alternative plans reached 11.1 million lines, accounting for 51% of total fixed lines in service (40% in 1Q08) and 71% of residential lines.

Broadband – Oi Velox

The user base for Oi Velox ADSL increased by 117 thousand in the quarter and by 608 thousand users in the 12 month period, totaling 3,938 thousand users as of March 2009. The performance of fixed broadband in the quarter was in line with that seen in 4Q08. In 1Q09, the penetration of ADSL over lines in service increased to 17.8%, from 14.8% in 1Q08.

On the other hand, it must be noted that as a result of transferring BrT control over to TMAR, the marketing campaigns were reduced sharply in Region II this quarter.

Sales of this product must be assessed in conjunction with the 3G broadband service through mini-modems, which have been pitched as an alternative to fixed broadband access. The company added 70 thousand 3G mini-modems in the quarter, totaling 187 thousand at the end of 1Q09.

Wireless – Oi Mobile

The user base for the mobile segment is becoming more relevant in terms of total RGUs: 55% in 1Q09 from 46% in 1Q08. Customers in this segment totaled 31.8 million at the end of the quarter, thus adding 1,840 thousand users in 1Q09 and 9,926 thousand users compared with 1Q08 (+45.3%) . Of this total, 2,632 thousand customers were added with the start-up in São Paulo, while 1,000 thousand were added with the acquisition of Amazônia Celular and 6,294 thousand new customers resulted from organic growth in Regions I and II (+28.7%) . Net additions in the quarter were 10.6% higher than in 1Q08, when 1,663 thousand clients joined the base.

The post-paid client base rose by 1.7 million, equaling 90% of net additions in the quarter, boosted mostly by the “Oi Ligadores” campaign. At the end of the quarter, pre-paid customers totaled 26,857 thousand (6.6% increase during the quarter and 47.1% from 1Q08) and represented 84% of total users at Oi Mobile.

In the post-paid segment, we highlight the “Oi Conta Total” product, which increased 9.4% in the quarter and contributed to expanding the mobile user base and enhancing customers’ loyalty in the wireline and broadband segments. At the end of the quarter, the post-paid base amounted to 4,978 thousand, 3.8% above 4Q08 and 36.3% higher than 1Q08.

The 3G broadband services “Oi Velox 3G” and “3GMais” (mini-modems and handset data plans) had 191 thousand users in 1Q09 compared to 119 thousand in 4Q08.

May 14, 2009	www.oi.com.br/ir	6

Oi’s market share and market’s penetration rates by region in March 2009 are as follows:

  Region I: 31.0% (27.9% in March 2008) and a 71.7% penetration;
  Region II: 15.0% (13.7% in March 2008) and a 87.9% penetration;
  Region III: 6.8% and a 95.3% penetration.

Table 2 – Consolidated Operational Indicators

	1Q08	4Q08	1Q09	QoQ	YoY

Wireline Services - "Oi Fixo"

(a) Lines in Service ('000)	22,073	22,066	21,826	-1.1%	-1.1%
Residential	16,087	15,788	15,576	-1.3%	-3.2%
Commercial	5,122	5,423	5,396	-0.5%	5.3%
Public Telephones	864	855	854	-0.1%	-1.2%
Alternatives Plans ('000)*	8,837	10,598	11,084	4.6%	25.4%
Proportion of Lines in Service (%)	40.0%	48.0%	50.8%	2.8 p.p.	10.8 p.p.
ARPU Oi Fixo (R$)**	61.1	60.7	58.7	-3.3%	-3.9%

Broadband Services - "Oi Velox"

(b) Broadband Subscribers ('000)	3,330	3,821	3,938	3.1%	18.3%
Proportion of Lines in Service (%)	14.8%	17.1%	17.8%	0.7 p.p.	3.0 p.p.
ARPU Broadband (R$)	47.7	46.5	45.1	-3.0%	-5.5%

Wireless Services - "Oi Móvel"

(c) Mobile Subscribers ('000)	21,909	29,995	31,835	6.1%	45.3%
Pre-Paid Plans	18,257	25,200	26,857	6.6%	47.1%
Post-Paid Plans	3,652	4,794	4,978	3.8%	36.3%
Oi Conta Total ('000)	646	1,061	1,161	9.4%	79.7%
Market Share Oi (%) - Brazil	17.4%	19.9%	20.7%	0.8 p.p.	3.3 p.p.
Proportion of Net Additions in Brazil (%)	34.4%	29.2%	60.7%	31.5 p.p.	26.3 p.p.
Penetration rate - Brazil (%)	65.9%	78.1%	80.6%	2.5 p.p.	14.7 p.p.
Monthly Churn rate (%)	2.3%	3.9%	2.3%	-1.6 p.p.	0.0 p.p.
ARPU Oi Móvel (R$)	23.9	25.0	21.1	-15.6%	-11.7%

Vídeo - "Oi TV"

(d) Pay TV Subscribers ('000)	58	61	61	0.0%	5.2%

RGU - Revenue Generating Unit (a+b+c+d) (´000)	47,370	55,943	57,660	3.1%	21.7%

*Alternative plans include “Planos de Minutos”, “Plano Economia”, “Digitronco”, “PABX Virtual” and others.
** Change in the criteria for measuring Oi Fixo ARPU.
Notes: figures for Amazônia Celular are included from 2Q08.

May 14, 2009	www.oi.com.br/ir	7

3) CONSOLIDATED FINANCIAL RESULTS:

3.1) Revenue:

Consolidated gross revenue grew 7.8% year-over-year, in which we highlight the traditional revenue growth drivers such as Oi Velox (+54.5%) in the fixed segment, as well as from the mobile segment (+28.4%) .

At the end of March, the combined revenues from data communication services and mobile services accounted for 38.7% of the total consolidated gross revenue.

Table 3 – Breakdown of Consolidated Gross Revenue

	Quarter			%

	1Q08			1Q08
R$ million	Pro forma	1Q09	YoY (%)	Pro forma	1Q09

Wireline	8,663	8,972	3.6	83.1	79.8

Local (exc. - VC1)	3,319	3,289	-0.9	31.8	29.3

Local Fixed-to-Mobile (VC1)	1,139	1,151	1.1	10.9	10.2

Long Distance FF + PCS**	1,244	1,222	-1.8	11.9	10.9

LD Fixed-to-Mobile (VC2/3)**	381	379	-0.5	3.7	3.4

Network Usage	206	230	11.7	2.0	2.0

Data	1,651	2,079	25.9	15.8	18.5

Public Phones	346	249	-28.0	3.3	2.2

Additional Services	236	247	4.7	2.3	2.2

Advanced Voice / Other	141	126	-10.6	1.4	1.1

Wireless	1,768	2,270	28.4	16.9	20.2

Services	1,680	2,180	29.8	16.1	19.4
Subscriptions	390	534	36.9	3.7	4.8
Outgoing Calls	659	863	31.0	6.3	7.7
Domestic/Inter. Roaming	39	34	-12.8	0.4	0.3
Network Usage	450	517	14.9	4.3	4.6
Data / Value Added	143	233	62.9	1.4	2.1
Handset Sales	88	89	1.1	0.8	0.8

Wireline	8,663	8,972	3.6	83.1	79.8
Wireless*	1,768	2,270	28.4	16.9	20.2

Total Gross Revenue	10,431	11,242	7.8	100.0	100.0

Consolidated Net Revenue	7,231	7,487	3.5	69.3	66.6

*Includes data related to Tele Norte Celular Participações S.A. (TNCP) since 2Q08.
**Adjusted to adequately reflect revenue from fixed-to-mobile traffic (VC2/3).

Wireline Services:

Gross revenue from wireline services was 3.6% higher than that recorded in 1Q08. This result was influenced by higher revenues from data communication services and the increase in network usage revenues, which compensated for the reduction in local traffic, public telephones and advanced voice/others.

May 14, 2009	www.oi.com.br/ir	8

Local Service:

Fixed-to-Fixed (subscription, traffic, connection fee)	Local service revenue (ex-VC1) was stable compared with 1Q08, as a larger alternative plans base (+25%) contributed to it. We highlight that in such plans, the company offers the customer higher minute packages. It is worth mentioning that this growth also considers the tariff readjustment of July 2008 (Region I: 2.76%; Region II: 3.00%).

Fixed-to-Mobile: (VC1)	Growth in fixed-to-mobile calls occurred mainly as a result of the tariff readjustment of July 2008 (Region I: 2.76%; Region II: 3.00%), which more than offset the drop in traffic seen in the period.

Long Distance Services (LD) – FF + SMP + VC2 and VC3:

Despite the tariff hike in July 2008 (Region I: 2.76%; Region II: 3.00%), lower traffic of long distance calls contributed to a decline in revenue compared with the same quarter one year earlier (-1.5%) .

Remuneration for Network Usage:

After eliminating the R$82 million in transactions done among the group companies, revenues from network usages were higher than those recorded in 1Q08 due to higher traffic combined with a readjustment in the tariff for fixed network interconnection (TU-RL) by 2.76% in both regions where Oi operates (Region I and Region II).

Data Communication Services:

Revenues from data communication services rose 25.9% year-over-year and were the highlight in the fixed segment. In this item, “Oi Velox” revenues accounted for 91% of growth, resulting from the expansion of the average ADSL user base (20.5%) .

Growth in other data-related revenues is also worth mentioning, as follows: higher IP revenues (+R$29 million), EILD (+R$9 million), rental of equipment and infrastructure (+R$12 million) and services rendered to the public sector (+R$15 million), which were partially offset by the reduction in frame relay services (-R$20 million).

Public Telephones:

The drop in revenues from public telephones occurred mainly due to the fixed-to-mobile substitution, especially in the pre-paid segment. It became more pronounced in the past few quarters, as mobile operators offered aggressive bonuses for on-net calls and reduced tariffs.

May 14, 2009	www.oi.com.br/ir	9

Wireless Services:

Revenues from wireless services rose 28.4% from 1Q08, ending the quarter accounting for 20.2% of the company’s consolidated gross revenue (16.9% in 1Q08). Such performance stems mostly from the increase in the average user base (+47% year-on-year). The main variations are as follows:

  Higher subscription revenues were influenced by the increase in the average post-paid user base, including “Oi Conta Total” subscribers, which climbed almost 80% from 1Q08;

  Increase in revenues from outgoing calls, resulting from the expansion of the mobile user base mainly in the post-paid segment, which grew by 8.6 million users since 1Q08 boosted by the “Oi Ligadores” campaign and the start-up in São Paulo;

  Consolidated revenue from mobile network usage also rose due to the expansion of the average user base and to the readjustment of the fixed-to-mobile interconnection tariff that took place in July 2008 (+1.89%). Revenue includes R$525 million in eliminations related to operations among Oi-controlled companies;

  Higher revenues from data and value added were mostly due to the increase in SMS services, especially in the pre-paid segment, in addition to 3G data subscription and revenues related to additions from the “Oi Ligadores” campaign.

The consolidated average revenue per user (ARPU) in 1Q09 reached R$21.1, lower than 1Q08, mainly due to Region’s II performance, which registered: (a) lower incoming revenue from other mobile operators; (b) lower prepaid volume recharges; and (c) a higher percentage of prepaid customers in the base (82.7% in 1Q09 vs. 81.9% in 1Q08).

The ARPU decline in Region I also results from lower pre-paid recharging and lower incoming traffic.

3.2) Operating Expenses:

Operating expenses in the quarter (excluding depreciation/amortization) were R$648 million higher than in 1Q08. We should divide this amount into two categories: (1) non recurring expenses incurred in 1Q09 and (2) several expenses in the quarter whose nature did not exist in 1Q08.

(1) Non recurring expenses: Total of R$185 million, related to:

  Consultancies expenses related to Brasil Telecom acquisition;

  End of the deferral of subsidies on post-paid handsets, as detailed in the item costs of goods sold;

  Expenses with administrative restructuring and other expenses related to the integration process of both companies, therefore, non-comparable.

(2) Expenses which nature did not exist in 1Q08: Total de R$234 million, related to:

  Mobile start-up in São Paulo (October/08);

May 14, 2009	www.oi.com.br/ir	10

  Acquisition of Amazônia Celular (April/08);

  Standardization of accounting practices at BrT with Oi’s.

Excluding both impacts, the residual consolidated operating expenses in the quarter rose by R$229 million, basically due to higher spending on personnel, third-party services and other operating expenses, as detailed next:

Table 4 – Breakdown of Operating Expenses

	Quarter			%

	1Q08			1Q08
Item - R$ million	Pro forma*	1Q09	YoY (%)	Pro forma*	1Q09

Interconnection	1,375	1,321	-3.9	29.6	24.9
Personnel	408	494	21.1	8.8	9.3
Materials	107	97	-9.3	2.3	1.8
Handset Costs/Other (COGS)	96	194	102.1	2.1	3.7
Third-Party Services	1,482	1,745	17.7	31.9	33.0
Marketing	134	129	-3.7	2.9	2.4
Rent and Insurance	304	389	28.0	6.5	7.3
Provision for Bad Debts	342	398	16.4	7.4	7.5
Other Operating Expenses (Revenue), Net	399	528	32.3	8.6	10.0

TOTAL	4,647	5,295	13.9	100.0	100.0

Interconnection	1,375	1,321	-3.9	29.6	24.9

Handset Costs	96	194	102.1	2.1	3.7

Cost of Services	1,303	1,552	19.1	28.0	29.3

Personnel	168	183	8.9	3.6	3.5
Third-Party Services	638	747	17.1	13.7	14.1
Materials	98	90	-8.2	2.1	1.7
Rent and Insurance	248	334	34.7	5.3	6.3
Anatel Concession Contract	46	24	-47.8	1.0	0.5
Other	106	175	65.1	2.3	3.3

Selling Expenses	1,108	1,347	21.6	23.8	25.4

Personnel	105	128	21.9	2.3	2.4
Third-Party Services	496	647	30.4	10.7	12.2
Marketing	134	129	-3.7	2.9	2.4
Materials	5	4	-20.0	0.1	0.1
Rent and Insurance	5	4	-20.0	0.1	0.1
Other	20	38	90.0	0.4	0.7
Provisions for Bad Debts and Receivable write-off	342	398	16.4	7.4	7.5

General and Administrative Expenses	544	599	10.1	11.7	11.3

Personnel	135	183	35.6	2.9	3.5
Third-Party Services	347	351	1.2	7.5	6.6
Materials	3	3	0.0	0.1	0.1
Rent and Insurance	51	51	0.0	1.1	1.0
Other	7	10	42.9	0.2	0.2

Other Operating Expenses (Revenue), Net	220	282	28.2	4.7	5.3

*The pro forma consolidation was made from Invitel consolidated, the parent company of Brasil Telecom Participações.

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Interconnection:

Consolidated interconnection costs fell in the quarter due to lower spending in Region II as a result of the market share expansion gained in the mobile segment during 2008.

Personnel:

Greater personnel expenses occurred due to the increase in the number of employees (5,048 year-over-year), mainly due to the acquisition of Amazônia Celular and the start up operations in São Paulo.

In addition, higher personal expenses are related to the Call Center of Internet Group (IG) primarization in 2Q08, and the Region’s II compliance with the new call center legislation in force since December 2008 (Decree 6,523). Also the salary increase of December 2008 and severance expenses recorded in the quarter related to synergies impacted these expenses.

Personnel	1Q08	4Q08	1Q09

TNL	9,895	10,982	10,940

BRT	16,578	20,451	20,581

Total	26,473	31,433	31,521

Handset Costs And Others (COGS):

Handset costs and others (COGS) expanded in the quarter (+102.1%) due to the end of the deferral of handset subsidies for post-paid clients since January 2009. The company opted to stop charging a penalty to customers that leave the base before the 12 month period (“Multa Não” campaign). According to the contract, the subsidized post-paid handsets allowed for a R$300 deferral per handset, which used to be amortized in a 12 month period (the contract period). This practice results from the fact that the retail customers were charged a penalty for early cancellation or migration to pre-paid.

Until December 2008, the negative impact of this amortization (expenses) was compensated by new deferrals related to fresh additions (with subsidies). As the penalty and new deferrals came to an end, we only have the (non-cash) negative impact of the amortization that had already been deferred historically, in addition to the subsidy given in the sale of post-paid handsets. This effect will continue throughout 2009, until the amount accumulated in 2008 is completely amortized.

Third-Party Services:

Spending on third-party services in 1Q09 rose by R$263 million compared with 1Q08, as a result of:

  Higher spending on plant maintenance, mainly due to additional costs generated by the new Oi Mobile operations in São Paulo;

  Higher spending on commissions linked to the growth of “Oi Velox” and “Oi Conta Total” sales, as well as greater expenses in Oi Mobile’s start-up in São Paulo;

  Higher spending on data processing and maintenance for software licenses;

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  Growth in call center expenses in Region I and III due to higher costs associated with: (a) consolidation of TNCP from April 2008; (b) Oi Mobile’s start-up in São Paulo last October; and (c) expenses to adapt the services to the new call center legislation in December 2008;

  Higher spending on consulting/legal counseling including non-recurring expenses for the acquisition of Brasil Telecom’s control.

Marketing:

Spending on marketing fell in the quarter when compared with 1Q08, despite higher spending in general advertising (TV, radio, newspaper and web) for Region I and Region III (São Paulo). The reduction in spending registered in Region II, which more than offset the growth in Regions I and III, reflects the company’s decision to launch the Oi brand and its products in that Region, which will occur only in the second quarter.

Provisions for Bad Debts:

Despite the 16.4% increase year-over-year, the provisions for bad debts ended the quarter at 3.5% of gross revenue, in line with the level seen in 1Q08 (3.3%) . The increase in the absolute amounts stems mainly from a small increase in delinquencies in the mobile segment, reflecting the economic slowdown in Brazil and its impact on the employment rate. In addition, there was an increase in the provisions of Region II due to the standardization of accounting practices used by Oi and BrT.

Other Operating Expenses (Income):

The R$129 million increase in other operating expenses mainly derives from higher Fistel fee expenses (R$51 million) and higher contingencies (R$60 million), combined with the fact that during 1Q08 this item was positively impacted by the recovery of expenses in Region II.

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3.3) Other Items in the Consolidated Result:

EBITDA:

Table 5 – Adjusted EBITDA and Adjusted EBITDA Margin

		Quarter

TNL Consolidated	1Q08	Adjusted	Adjusted
	Pro forma*	1Q09	YoY

EBITDA (R$ Mn)	2,585	2,377	-8.0%
Margin %	35.7%	31.7%	-4.0 p.p.

	1Q08	Adjusted	Adjusted
TMAR Consolidated	Pro forma*	1Q09	YoY

EBITDA (R$ Mn)	2,606	2,389	-8.3%
Margin %	36.1%	32.0%	-4.1 p.p.

BrTP Consolidated	1Q08	Adjusted	Adjusted
		1Q09	YoY

EBITDA (R$ Mn)	955	910	-4.7%
Margin %	34.1%	32.9%	-1.2 p.p.

BrTO Consolidated	1Q08	Adjusted	Adjusted
		1Q09	YoY

EBITDA (R$ Mn)	946	917	-3.1%
Margin %	33.8%	33.1%	-0.7 p.p.

*The pro forma consolidation was based on Invitel consolidated, the parent company of Brasil Telecom Participações.

Consolidated adjusted EBITDA with non recurring expenses totaled R$2,377 million, 8.0% lower than that registered in the 1Q08 and represents a 31.7% adjusted EBITDA margin.

In addition, if we also exclude the non-comparable items, EBITDA would have dropped R$156 million, or 6.0%, mainly because of: (a) higher spending on personnel (due to the new Call Center Law at BrT); (b) third-party services (maintenance, commissions and Region I call center) and, (c) higher spending on Fistel fee (larger customer base).

The BrTP’s adjusted EBITDA was R$910 million, 4.7% lower than that of 1Q08, with a 32.9% margin. It is worth mentioning, that due to accounting estimates adopted by Oi, there was a non recurring impact in the quarter, totaling R$449 million. The adjustments to the accounting estimates net of fiscal effects were made in its net equity on the date TMAR acquired equity control of BrTP. Therefore, these effects did not have an impact on the consolidated statements for TNL.

TNL PCS, subsidiary that is responsible for mobile operations in Regions I and III, accounted an EBITDA of R$290 million in 1Q09, R$90 million below 1Q08 figures. It is important to highlight, though, that this amount is negatively impacted by a non-recurring (non-cash) value of R$114 million related to the end of the deferral of subsidies on post-paid handsets, as previously explained. Excluding this non-recurring (non-cash) impact, the adjusted EBITDA would have been R$403.6 million (adjusted EBITDA margin of 25.7%), 6.3% above 1Q08. It is also worth noting that in 1Q09, this adjusted EBITDA suffered negative impact by the mobile operations in São Paulo still in a start-up stage, as well as the acquisition of Amazônia Celular.

Net Financial Income (Expenses):

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Consolidated net financial expenses equaled R$630 million in 1Q09, rising by R$462 million compared with 1Q08. This resulted from a higher average net debt volume stemming mainly from disbursements amounting to R$5.4 billion for the acquisition of BrTP’s equity control combined with higher borrowing costs in the Brazilian markets since 3Q08.

Table 6 – Net Financial Income (Expenses)

		Quarter

	1Q08
R$ Million	Pro forma	1Q09	YoY (R$ Mn)

Financial Income	472	407	(65)
Interest on financial investments	240	205	(35)
Other financial income	232	203	(29)
Financial Expenses	(640)	(1,037)	(397)
Interest on loans and financing	(279)	(625)	(346)
Foreign exchange effect on loans and financing	(110)	(85)	25
Monetary and Exchange Variations	(144)	184	328
Currency Swap Results	34	(269)	(303)
Other Financial Expenses	(251)	(328)	(77)
Banking Fees (including CPMF)	(34)	(47)	(13)
Interest on rescheduled taxes (Refis)	0	7	7
Monetary restatement of provisions for contingencies	(93)	(125)	(32)
IOF, PIS and Cofins taxes on financial income	(21)	(15)	6
Others	(103)	(148)	(45)

Net Financial Income (Expenses)	(168)	(630)	(462)

*The pro forma consolidation was based on Invitel consolidated, the parent company of BrTP.

Depreciation/Amortization:

In the wireline segment, the 3.3% increase in depreciation and amortization mainly stems from the start of the goodwill amortization of BrT’s acquisition starting February/09. In the wireless segment, the 30.1% growth is mostly due to the increase in the amortization of 3G service licenses for the whole of Brazil (with depreciation starting 2Q08), as well as 2G frequencies in Regions I and III.

Table 7 – Depreciation and Amortization

		Quarter

	1Q08
R$ million	Pro forma*	1Q09	YoY (%)

Fixed Line / TNL	904	934	3.3

Depreciation	883	868	-1.7
Amortization of Goodwill	21	67	219.0

Mobile Business	286	372	30.1

Depreciation	205	167	-18.5
License/Deferred Amortization	81	204	151.9

Total	1,190	1,306	9.7

*The pro forma consolidation was based on Invitel consolidated, the parent company of Brasil Telecom Participações.

Net Earnings:

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Net earnings dropped by R$553 million, basically resulting from: (a) Lower EBITDA in the quarter; (b) an increase in the net financial expenses mainly due to higher net debt; (c) the start of the amortization of BrT, which were partially offset by (d) the reduction in income taxes and social contribution due to the decrease in taxable income, and (e) the reduction in minority interests.

Lower net earnings for BrTP were due to the adjustment in accounting provisions and estimates, which was previously explained. Excluding such adjustment, the company would have recorded R$178 million in net earnings. This result reflects mostly the R$24 million increase in financial expenses from 1Q08.

Table 8 – Net Earnings

		Quarter

	1Q08
TNL	Pro forma*	1Q09	YoY

Net Earnings (R$ Mn)	564	11	-98.0%
Net Margin	7.8%	0.1%	-7.7 p.p.
Earnings per Share (R$)	1.476	0.028	-98.1%
Earnings per ADR (US$)	0.850	0.016	-98.1%

TMAR	1Q08	1Q09	YoY

Net Earnings (R$ Mn)	632	2	-99.7%
Net Margin	8.8%	0.0%	-8.8 p.p.
Earnings per Share (R$)	2.650	0.010	-99.6%

BrTP	1Q08	1Q09	YoY

Net Earnings (R$ Mn)	250	-23	-109.2%
Net Margin	8.9%	-0.8%	-9.7 p.p.

BrTO	1Q08	1Q09	YoY

Net Earnings (R$ Mn)	324	-80	-124.7%
Net Margin	11.6%	-2.9%	-14.5 p.p.

*The pro forma consolidation was based on Invitel consolidated, the parent company of Brasil Telecom Participações.

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4) DEBT AND CAPEX:

4.1) Debt:

Consolidated net debt rose by R$9,391 million in 1Q09 to end the quarter at R$19,196 million (1.9 times adjusted EBITDA in the last 12 month period). Such growth was driven by the consolidation of gross debt of Brasil Telecom Participações (R$4.9 billion) and Invitel (R$1.0 billion), and also by the reduction in the cash balance due to payments related to the acquisition of this subsidiary in 1Q09.

Debt borrowed in foreign currencies and swaps accounted for 18.7% of total debt at the end of March 2009. However, at the end of the quarter, hedging operations drove the company’s consolidated exposure to foreign exchange to 2.2% of the total gross debt or US$245 million, equivalent to R$566 million in March 2009. It is worth noting that debt payments through 2011 are covered by hedging contracts and a cash balance kept in dollars.

The average cost of debt in March 2009 equaled 105% of the CDI interbank rate for local currency debt and USD Libor + 3% annual rate for debt denominated in foreign currencies. During the quarter, however, the effective debt cost including hedging operations was 11.65% annually, equivalent to 97% of the CDI rate. In the quarter, debt costs were affected by the real rising against other currencies, which contributed to reduce the cost of debt that was still exposed to foreign exchange variation. The reduction in interest rates in 2009 also had a positive impact on such costs, provided that after hedging operations much of the debt was linked to floating rates (about 95% of total debt).

Table 9 - Debt - TNL Consolidated*

R$ million	Mar/08	Dec/08	Mar/09	% Gross
				Debt

Short Term	2,122	4,047	5,919	22.9%

Long Term	6,895	16,495	19,952	77.1%

Total Debt	9,017	20,542	25,872	100.0%

In Local Currency	5,187	16,058	21,127	81.7%

In Foreign Currency	2,752	3,975	4,053	15.7%

Swaps	1,078	509	692	2.7%

(-) Cash and ST investments	(6,481)	(10,738)	(6,676)	25.8%

(=) Net Debt	2,536	9,804	19,196	74.2%

*Only the March 2009 position contemplates BrT

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Table 10 - Debt - TMAR Consolidated*

	Mar/08	Dec/08	Mar/09	% Gross
R$ million				Debt

Short Term	1,444	3,702	5,560	21.6%

Long Term	6,196	17,471	20,201	78.4%

Total Debt	7,640	21,173	25,761	100.0%

In Local Currency	5,149	17,662	21,790	84.6%

In Foreign Currency	1,807	3,198	3,458	13.4%

Swaps	683	313	514	2.0%

(-) Cash and ST investments	(5,853)	(9,845)	(6,137)	23.8%

(=) Net Debt	1,787	11,328	19,624	76.2%

*Only the March 2009 position contemplates BrT

Table 11 - Debt - BrTP Consolidated

				% Gross
R$ million	Mar/08	Dec/08	Mar/09	Debt

Short Term	535	760	921	18.8%

Long Term	3,820	4,125	3,983	81.2%

Total Debt	4,356	4,886	4,904	100.0%

In Local Currency	3,426	3,884	4,019	82.0%

In Foreign Currency	604	780	678	13.8%

Swaps	326	222	208	4.2%

(-) Cash and ST investments	(3,776)	(3,485)	(1,857)	37.9%

(=) Net Debt	580	1,400	3,047	62.1%

Table 12 - Debt - BrTO Consolidated

				% Gross
R$ million	Mar/08	Dec/08	Mar/09	Debt

Short Term	535	760	921	18.8%

Long Term	3,820	4,125	3,983	81.2%

Total Debt	4,356	4,886	4,904	100.0%

In Local Currency	3,426	3,884	4,019	82.0%

In Foreign Currency	604	780	678	13.8%

Swaps	326	222	208	4.2%

(-) Cash and ST investments	(2,289)	(2,040)	(1,603)	32.7%

(=) Net Debt	2,067	2,845	3,301	67.3%

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The consolidated gross debt amortization schedule is shown in the table below:

Table 13 - Schedule for the Amortization of Consolidated Gross Debt

(R$ million)	2009	2010	2011	2012	2013	2014 onwards	Total
Gross Debt amortization	5,909	4,171	4,447	2,473	4,722	4,149	25,872
Foreign Currency Amortization	1,231	390	624	356	634	1,510	4,745
Local Currency Amortization	4,677	3,782	3,823	2,118	4,088	2,640	21,127

4.2) Capital Expenditure:

Consolidated capital expenditure amounted to R$905 million in the quarter, 12.1% higher than in 1Q08, accounting for 12% of net revenue (11% in 1Q08). We highlight the mobile segment, whose share in the total consolidated Capex rose to 42% in 1Q09 (19% in 1Q08).

Capex amounted R$233 million in the mobile segment due to the Oi Mobile start up in São Paulo (in 1Q08 there were no investments in this region).

Investments directed to the fixed segment fell due to the high capital expenditure related to the expansion of broadband coverage in 1Q09. However, despite the broad drop in the wireline segment, capex for expansion and quality increased due to R$62.4 million expense related to the number portability project, which was still present in the quarter.

Table 14– Capital Expenditure

		Quarter		%

	1Q08			1Q08
R$ million	Pro forma	1Q09	YoY (%)	Pro forma	1Q09

Wireline	655	521	-20.5	81%	58%

Growth & Quality	198	230	16.2	25%	25%
Data / Communic. Systems / Other	457	291	-36.3	57%	32%

Wireless	151	384	154.3	19%	42%

TOTAL	807	905	12.1	100%	100%

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5) ADDITIONAL INFORMATION:

5.1) Acquisition of Brasil Telecom Participações – Recent Events

a) Reconciliation of Accounting Practices used by Oi and BrT

On April 3, 2009, Oi announced to the market (Material Fact) the initial result of the process of revision and reconciliation of accounting practices and estimates used by TNL/TMAR/TNL-PCS with those of BRTP/ BRTO. Additional information is available through the links below:

http://www.novaoi.com.br/ArquivosEstaticos/RI/documentos/comunicados/2009.04.03_Fato%20Relevante_praticas%20contabeis_Ingles.pdf

http://www.novaoi.com.br/ArquivosEstaticos/RI/documentos/comunicados/2009.04.09_Fato%20Relevante_praticas%20contabeis_errata_ingles.pdf

b) Tag Along Tender Offer

On January 8, 2009, by means of the indirect subsidiary Copart 1 Participações S.A., TMAR acquired 100% of the capital of Invitel, the company that held indirect capital control of Brasil Telecom Participações S.A. (BrTP) and thus that of Brasil Telecom S.A. (BrTO).

In connection with this acquisition, TMAR filed with CVM the requirements for the Register of Mandatory Tender Offer of Common Shares held by the minority shareholders of both companies (BrTP and BrTO). In these Tender Offers, the minority shareholders will be entitled to a minimum price of 80% of the price paid for the shares that were part of the control block (R$77.04/common share), net of dividends and interest on capital that may be decided on from January 2008 until the liquidation of the Tender Offer. Therefore, the Tag Along Tender Offers will be held at the following prices: R$61.63 per BRTP share and R$ 57.76 per BRTO share, updated by the CDI rate from January 8, 2009 (acquisition date conclusion) through the financial liquidation of the Auction.

The Mandatory Tender Offers depend on previous registry at the CVM, and the subsequent disclosure of public notice through the press with minimum 30 days notice.

c) Launch of the Oi Brand and product portfolio in Region II

On April 24, 2009 Oi started to introduce officially, the “Oi” brand into Region II, initially through Oi Cartão offer (pre-paid) through the “Ligadores” campaign, which was done in different ways in the Southern, Center-Western and Northern (Rondonia, Acre and Tocantins) regions.

The special launch offer, valid until May 24, 2009 or for as many as one million clients in the whole region, will give consumers up to R$600 in monthly bonuses for on-net calls during six months. Starting May 17, 2009 mobile clients at Oi and Brasil Telecom will be able to use their mobile telephones in the whole of Brazil at local prices and without paying a premium price to make or receive calls.

Oi’s operation in Region II features more than 37 thousand sales spots. The sim cards are for sale at retail stores, newsstands, pharmacies, supermarkets, convenience stores and Oi-brand kiosks and stores.

Focused on clients and on differentiated services, Oi set a gradual schedule to migrate Brasil Telecom’s services portfolio onto “Oi” offers. The marketing initiatives began in the first quarter by means of

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campaigns for free unblocking of handsets and the “Multa Não” (“No Penalty”) campaign. With the launch of the “Oi Cartão” offer to pre-paid clients, the company moves further ahead into its strategy.

5.2) New Borrowings in the Quarter

a) Bond Issuance in the International Market: US$750 million

TMAR issued bonds in the international capital markets (Europe and U.S.). The bonds are listed in the alternative market in the Luxembourg Stock Exchange (Euro MTF). The deal was structured by Citibank, Banco Itaú, Santander Investment, Bradesco BBI and BB Securities. The total amount was US$750 million at 9.625% (9.5% p.a. coupon). Demand for the securities totaled U$2.8 billion, which was close to 3.7 times the issued amount.

Moody’s rated this foreign currency issuance was Baa3 (investment grade). Fitch Ratings rating was BBB- (investment grade).

B) Borrowing from China Development Bank: US$300 million

In March, Telemar Norte Leste announced it borrowed from the China Development Bank (CDB) as much as US$300 million due in seven years, with the aim of financing investment with Huawei in 2008 and 2009. The loan was borrowed in dollars at LIBOR +2.5% per annum, with semi-annual amortizations and a two-year grace period and 7-year maturity schedule.

5.3) Corporate Restructuring of TNCP

As a result of restrictions imposed by Anatel on the acquisition of the equity control of TNCP by TMAR, which included the return of the license of Amazônia Celular or TNL PCS S.A. (“Oi”), a corporate restructuring, announced in Relevant Fact notice on February 19, 2009, proposes to consolidation TMAC assets with those of Oi. Also, Anatel will be given back the concession and licenses for the use of certain frequencies.

The Corporate Restructuring will ensure the participation of minority shareholders of TNCP and TMAC in Oi, aiming to guarantee greater operating and corporate efficiency at the involved companies. Similarly, in an attempt to avoid the dispersion of the TMAC and TNCP shareholders into different companies and to increase operating efficiency, the Corporate Restructuring will unify the shareholder bases of these companies into TNCP.

The Corporate Restructuring involved the following steps:

(i)	incorporation of TMAC into TNCP, with the goal of making TMAC a wholly-owned subsidiary of TNCP, through which TMAC shareholders received TNCP shares to replace TMAC shares;

(ii)	contribution of TMAR’s shares in Oi to the capital of TNCP, by means of a capital increase in TNCP, in order for TNCP to hold every Oi share;

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(iii)	return to Anatel radiofrequencies attributed to Amazônia Celular with the subsequent extinction of the SMP authorization; and

(iv)	the incorporation of TMAC by Oi, through the absorption of TMAC by Oi, and the subsequent extinction of TMAC;

The Incorporations and capital increase of TNCP were approved by shareholders of TNCP, Amazônia Celular and Oi at the Shareholder’s Meetings that took place on March 9, 2009.

On April 22, 2009, TMAR, its subsidiary TNCP and TMAC announced to the market the end of the period to exercise the right to remove nonconforming shareholders from the Extraordinary General Meetings of TNCP and TMAC, which took place on March 9, 2009, during which the incorporation of TMAC shares by TNCP was approved.

Trading elimination of tmac shares at bovespa and cancellation of the company’s registration as a publicly traded Company

Trading at TMAC shares at BM&FBOVESPA ended on April 23, 2009, as its long-standing shareholders hold now common or preferred shares of TNCP, following the replacement approval. The exchange equals 1.529505 common share of TNCP for every common share of TMAC, and 1.151515 preferred share of TNCP for each preferred share, regardless of its class, of Amazônia Celular.

On April 28, 2009, the CVM canceled TMAC’s registration following the Law 6,358/76 (21) and on April 30, 2009 Bovespa also canceled the registration at the exchange.

5.4) Results for Number Portability

Number portability, which started gradually in September 2008, was available in March 2009 to all over the country.

Up to April 20, Oi Mobile recorded a positive net balance of 25 thousand users (+25.7 thousand in Region I and Region III and -0.7 thousand in Region II). In the wireline segment, it had a negative net balance of 118.7 thousand users (39.8 thousand in Region I and Region III and 78.9 in Region II).

As anticipated, the results for number portability had a minimal impact on Oi, as the net balance accounts for 0.5% and 0.1% of the average fixed and mobile base in the last 12 months.

5.5) New Board of Directors

In April, 2009, the composition of the Boards of Directors and Audit Committees of the companies stood as follows:

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TNL – Board of Directors (mandate up to 2010)

Effective	Substitute

José Mauro Mettrau Carneiro da Cunha (President)	José Augusto da Gama Figueira

Alexandre Jereissati Legey	Carlos Francisco Ribeiro Jereissati

Pedro Jereissati	Roberto Schneider

Otávio Marques de Azevedo	Lúcio Otávio Ferreira

Caio Marcelo de Medeiros Melo	Joaquim Dias de Castro

Fernando Magalhães Portella	Carlos Jereissati

Álvaro Furtado de Andrade	João José de Araújo Pereira Pavel

João Pedro Amado Andrade	Rodrigo Werneck Gutierrez

Armando Galhardo Nunes Guerra Junior (*)	Paulo Roberto Teixeira (*)

(*) Licensed members

TNL – Audit Committee (mandate up to 2010)

Effective	Substitute

Sergio Bernstein (President)	Sidnei Nunes

Allan Kardec de Melo Ferreira	Dênis Kleber Gomide Leite

Pedro Julio Pinheiro (Minority)	Dílson de Lima Ferreira Júnior (Minority)

Fernando Linhares Filho	Aparecido Carlos Correia Galdino

TMAR - Board of Directors (mandate up to 2011)

Effective	Substitute

José Mauro Mettrau Carneiro da Cunha (President)	José Augusto da Gama Figueira

João de Deus Pinheiro de Macêdo	Otávio Marques de Azevedo

Eurico de Jesus Teles Neto	Alex Waldemar Zornig

Luiz Eduardo Falco Pires Corrêa	Pedro Jereissati

João Carlos de Almeida Gaspar (Preferred)	Claudio José Carvalho de Andrade (Preferred)

TMAR - Audit Committee (mandate up to 2010)

Effective	Substitute

Sergio Bernstein (President)	Sidnei Nunes

Fernando Linhares Filho	Dênis Kleber Gomide Leite

Ricardo Malavazi Martins	Rui Flaks Schneider

BRTP - Board of Directors (mandate up to 2011)

Efetivos	Suplentes

José Mauro Mettrau Carneiro da Cunha (Presidente)	José Augusto da Gama Figueira

Luiz Eduardo Falco Pires Corrêa (vice-presidente)	Pedro Jereissati

Julio Cesar Pinto	João José de Araújo Pereira Pavel

Alex Waldemar Zornig	Otávio Marques de Azevedo

BRTP - Audit Committee (mandate up to 2010)

Efetivos	Suplentes

Aparecido Carlos Correia Galdino (Presidente)	Sidnei Nunes

Allan Kardec de Melo Ferreira	Dênis Kleber Gomide Leite

Eder Carvalho Magalhães	Sérgio Bernstein

Ricardo Malavazi Martins	Marcos Duarte Santos

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BRTO - Board of Directors (mandate up to 2010)

Efetivos	Suplentes

José Mauro Mettrau Carneiro da Cunha (Presidente)	Maxim Medvedovski

João de Deus Pinheiro de Macedo (vice-presidente)	Pedro Jereissati

Eurico de Jesus Teles Neto	Otávio Marques de Azevedo

José Augusto da Gama Figueira	João José de Araújo Pereira Pavel

Antônio Cardoso dos Santos

BRTO - Audit Committee (mandate up to 2010)

Efetivos	Suplentes

Aparecido Carlos Correia Galdino (Presidente)	Sidnei Nunes

Allan Kardec de Melo Ferreira	Dênis Kleber Gomide Leite

Eder Carvalho Magalhães	Sérgio Bernstein

Ricardo Malavazi Martins	Marcos Duarte Santos

5.6) Law 11,638/2007 – Related to the Elaboration and Disclosure of Financial Statements

On December 28, 2007, Law # 11,638/07 was put into effect. It added new provisions to and modified Corporate Law # 6,404/1976. This Law set a number of alterations to accounting practices and to the preparation of financial statements, aiming to align them with International Financial Reporting Standards (“IFRS”). Therefore, it attributed to CVM the power to issue accounting norms and procedures for joint stock companies.

On December 3, 2008, the Provisional Measure 449/2008, with the force of law, instituted the RTT – Transitional Tax Regime for the accounting of earnings, which deals with tax adjustments stemming from new accounting methods and criteria introduced by Law # 11,638/2007, and introduces changes to Law # 6,404/1976.

The following table shows the reconciliations of the financial and income statements announced on March 31, 2008, pursuant to Law # 11,638/2007 in order to allow its comparison with the quarter ended March 31, 2009.

TNL Consolidated (R$ million) - March 31, 2008	Shareholder’ Equity	Net Income
Original balance	11,150	486

Financial instruments	-1	8
Financial lease	11	2
Grants and government support		56
Stock-based remuneration		-16
Income tax and social contribution on the total adjustment	-3	-3
Minority interest effect	-1	-8
Equity accounting on the adjustments of Law 11,638/07 and		44
Provisional Measure # 449/08

Balance after Law # 11,638/07	11,156	250

May 14, 2009	www.oi.com.br/ir	24

BrTP Consolidated (R$ million) - March 31, 2008	Shareholder’ Equity	Net Income
Original balance	5,308	248

Financial instruments		-1
Financial lease	-7	1
Grants and government support
Stock-based remuneration	-18	-4
Income tax and social contribution on the total adjustment	27	-3
Minority interest effect	22	-1
Equity accounting on the adjustments of Law 11,638/07 and
Provisional Measure # 449/08
Deferred Asset	-70	10

Balance after Law # 11,638/07	5,262	250

5.7) Dividends Paid in 1Q09: TNE

On February 5, 2009, the Board of Directors of TNE decided on the distribution of extraordinary dividends in the amount of R$1,196,563,947.13 (R$3.13 per common/preferred share) whose payment started on February 16, 2009 (based on the shareholder structure of February 6, 2009).

5.8) Ordinary General Meeting approves payment of Dividends and Interest on Capital: TNL and TMAR:

TNLP: R$1,070 million

The Ordinary General Meeting of April 14, 2009 approved the payment of R$791 million in complementary dividends, as well as the payment of Interest on Capital in the amount of R$279 million, which was declared during 2008.

TNE shares are already trading “ex. Interest on Capital” at the Bovespa and NYSE. However, the Company’s Management clarified that the shares will start trading “ex-dividends” on a future date yet to be announced, while dividends and interest on capital will be paid in the current fiscal year, in compliance with Paragraph 3 of Art. 205 of Law 6,404/76, on a future date, yet to be defined.

TMAR: R$1,461 million

The Ordinary General Meeting of April 14, 2009 approved the payment of R$816 million as complementary dividends and Interest on Capital in the amount of R$645 million (of which R$495 million are to be paid based on the shareholder structure of August 15, 2008 and R$150 million based on the shareholder structure of December 22, 2008), which were declared during 2008.

TMAR shares are trading “ex. Interest on Capital” at the Bovespa. However, the Company’s Management informed that the shares will start trading “ex-dividends” on a future date yet to be announced date, while dividends and interest on capital will be paid in the current fiscal year, on a future date yet to be announced.

May 14, 2009	www.oi.com.br/ir	25

5.9) Oi Launches 3G in São Paulo

On April 23, 2009, Oi launched its 3G offers in the State of São Paulo.

The company’s mobile broadband service covers more than 48 municipalities in the state of São Paulo and features a free and penalty-free trial, allowing the client to sample the service for as many as two months.

In addition to testing the service, the client opting for Oi’s 3G will win a bonus after the third month amounting to as much as R$135 depending on the plan chosen when purchasing the mini-modem (unblocked), or to rebates on the invoice. The client who picks Oi Velox 1 Mega will pay R$59.90 until the end of 2009, a price charged for the 300 Kb service.

This offer was successful and ended in April with almost 2 thousand additions in just one week. The offer is valid until June 30, 2009.

5.10) Change of Independent Auditors

On May 6, TNL and TMAR announced to the market the change of independent auditors. Deloitte Touche Tohmatsu Auditores was hired to replace BDO Trevisan Auditores Independentes (BDO). The change was strictly made on account of commercial circumstances.

May 14, 2009	www.oi.com.br/ir	26

6) ADDENDUM

6.1) Operational Indicators - Regions I and III

	1Q08	4Q08	1Q09	QoQ	YoY

Wireline Services - "Oi Fixo"

(a) Lines in Service ('000)	14,037	13,939	13,780	-1.1%	-1.8%
Residential	10,868	10,733	10,627	-1.0%	-2.2%
Commercial	2,585	2,629	2,577	-2.0%	-0.3%
Public Telephones	584	577	576	-0.2%	-1.4%
Alternatives Plans ('000)*	5,234	6,433	6,651	3.4%	27.1%
Proportion of Lines in Service (%)	37.3%	46.2%	48.3%	2.1 p.p.	11.0 p.p.
ARPU Oi Fixo (R$)**	59.7	59.0	57.1	-3.2%	-4.4%

Broadband Services - "Oi Velox"

(b) Broadband Subscribers ('000)	1,692	2,016	2,080	3.2%	22.9%
Proportion of Lines in Service (%)	11.7%	14.1%	14.7%	0.6 p.p.	3.0 p.p.
ARPU Oi Velox (R$)	46.5	43.7	42.9	-1.8%	-7.7%

Wireless Services - "Oi Móvel"

(c) Mobile Subscribers ('000)	17,332	24,390	25,884	6.1%	49.3%
Pre-Paid Plans	14,509	20,574	21,937	6.6%	51.2%
Post-Paid Plans	2,823	3,815	3,948	3.5%	39.9%
Oi Conta Total ('000)	646	1,061	1,161	9.4%	79.7%
Market Share Oi - Region I + III (%)	18.8%	21.8%	22.7%	0.9 p.p.	3.9 p.p.
Market Share Oi - Region I (%)	27.9%	30.3%	31.0%	0.7 p.p.	3.1 p.p.
Market Share Oi - Region III (%)	-	5.3%	6.8%	1.5 p.p.	-
Proportion of Net Additions in Region I + III (%)	36.3%	33.0%	62.7%	29.7 p.p.	26.4 p.p.
Proportion of Net Additions in Region I (%)	48.5%	15.1%	64.2%	49.1 p.p.	15.7 p.p.
Proportion of Net Additions in Region III (%)	-	47.9%	60.7%	12.8 p.p.	-
Penetration rate - Region I + III (%)	63.4%	75.9%	78.3%	2.4 p.p.	14.9 p.p.
Penetration rate - Region I (%)	60.0%	70.5%	71.7%	1.2 p.p.	11.7 p.p.
Penetration rate - Region III (%)	71.9%	89.2%	95.3%	6.1 p.p.	23.4 p.p.
Monthly Churn rate (%)	2.2%	3.4%	2.0%	-1.4 p.p.	-0.2 p.p.
ARPU Oi Móvel (R$)	21.3	22.7	20.5	-9.7%	-3.8%

Vídeo - "Oi TV"

(d) Pay TV Subscribers ('000)	58	61	61	0.0%	5.2%

RGU - Revenue Generating Unit (a+b+c+d) (´000)	33,119	40,406	41,805	3.5%	26.2%

*Alternative plans include “Planos de Minutos”, “Plano Economia”, “Digitronco”, “PABX Virtual” and others.
** Change in the criteria for measuring Oi Fixo ARPU.
Notes: figures for Amazônia Celular are included from 2Q08.

May 14, 2009	www.oi.com.br/ir	27

6.2) Operational Indicators - Region II

	1Q08	4Q08	1Q09	QoQ	YoY

Wireline Services - "Oi Fixo"

(a) Lines in Service ('000)	8,036	8,127	8,046	-1.0%	0.1%
Residential	5,219	5,055	4,949	-2.1%	-5.2%
Commercial	2,537	2,794	2,819	0.9%	11.1%
Public Telephones	280	278	277	-0.4%	-1.1%
Alternatives Plans ('000)*	3,604	4,166	4,432	6.4%	23.0%
Proportion of Lines in Service (%)	44.8%	51.3%	55.1%	3.8 p.p.	10.3 p.p.
ARPU Oi Fixo (R$)**	63.7	63.5	61.5	-3.1%	-3.5%

Broadband Services - "Oi Velox"

(b) Broadband Subscribers ('000)	1,637	1,806	1,858	2.9%	13.5%
Proportion of Lines in Service (%)	20.4%	22.2%	23.1%	0.9 p.p.	2.7 p.p.
ARPU Oi Velox (R$)	48.0	48.8	47.6	-2.5%	-0.8%

Wireless Services - "Oi Móvel"

(c) Mobile Subscribers ('000)	4,578	5,605	5,951	6.2%	30.0%
Pre-Paid Plans	3,748	4,626	4,921	6.4%	31.3%
Post-Paid Plans	829	979	1,030	5.2%	24.2%
Market Share Oi - Region II (%)	13.7%	14.4%	15.0%	0.6 p.p.	1.3 p.p.
Proportion of Net Additions in Region II (%)	28.1%	16.2%	53.5%	37.3 p.p.	25.4 p.p.
Penetration rate - Region II (%)	73.8%	85.2%	87.9%	2.7 p.p.	14.1 p.p.
Monthly Churn rate (%)	2.6%	6.2%	4.0%	-2.2 p.p.	1.4 p.p.
ARPU Oi Móvel (R$)	29.8	28.6	24.0	-16.1%	-19.5%

RGU - Revenue Generating Unit (a+b+c+d) (´000)	14,251	15,538	15,855	2.0%	11.3%

*Alternative plans include “Planos de Minutos”, “Plano Economia”, “Digitronco”, “PABX Virtual” and others.
** Change in the criteria for measuring Oi Fixo ARPU.

May 14, 2009	www.oi.com.br/ir	28

7) FINANCIAL STATEMENTS

7.1) Tele Norte Leste Participações - TNLP Consolidated

				R$ Million

Income Statement	1Q08 TNL	1Q08 BRTP*	1Q08 Pro forma	1Q09

Wireline Services Revenues	5,143.3	3,571.7	8,662.9	8,972.3

Local Services	2,784.0	1,673.9	4,457.9	4,440.5

Subscription Charges	1,719.3	997.2	2,716.6	2,762.3
Local Traffic	362.7	209.0	571.7	505.8
Installation Fees	21.6	2.3	23.9	18.6
Collect Calls	1.4	0.7	2.2	1.6
Other Local Revenues	0.0	4.1	4.2	0.7
Fixed-to-Mobile (VC1)	678.9	460.4	1,139.3	1,151.5
Long Distance	927.4	698.4	1,625.7	1,600.4

Intra-State	426.4	310.0	736.4	703.2
Inter-State	102.4	58.4	160.8	144.9
Inter-Regional	174.9	146.1	321.0	352.2
International	16.1	9.9	26.1	21.6
Fixed-to-Mobile (VC2 and VC3)	207.5	174.0	381.5	378.6
Advanced Voice	53.2	34.5	87.7	80.6

Public Telephones	211.5	134.1	345.6	249.1

Additional Services	169.2	66.4	235.6	247.1

Network Usage Remuneration	155.9	76.6	206.4	229.8

Data Transmission Services	809.0	868.0	1,650.8	2,079.3

ADSL (Velox)	319.4	391.0	710.4	1,097.7
Leased Lines (EILD)	150.1	105.2	230.2	239.2
Leased Lines (SLDD/SLDA)	59.4	85.2	144.6	150.3
IP Services	91.3	118.5	209.6	238.8
Packet switch and frame relay	77.9	47.0	125.0	104.9
Other Data Services	110.8	121.0	231.1	248.5
Other Wireline Services	33.2	19.9	53.1	45.4

Wireless Services Revenues	1,307.5	464.4	1,768.0	2,269.6

Subscription Charges	292.5	97.1	389.6	534.0
Outgoing Calls	524.2	134.7	658.8	862.6
Domestic/International Roaming	33.4	5.7	38.8	34.4
Network Usage Remuneration	297.7	155.3	449.5	516.6
Data / Value Added Services	111.3	32.1	143.3	232.6
Handset Sales	48.4	39.5	88.0	89.5

Gross Operating Revenue	6,450.9	4,036.1	10,430.9	11,241.9

Taxes and Deductions	(1,961.4)	(1,238.4)	(3,199.8)	(3,754.7)

Net Operating Revenue	4,489.4	2,797.7	7,231.1	7,487.2

Operating Expenses	(2,843.8)	(1,858.8)	(4,646.6)	(5,295.3)
Cost of Services	(844.0)	(484.5)	(1,303.3)	(1,552.0)
Cost of Goods Sold	(45.2)	(50.7)	(95.9)	(194.0)
Interconnection Costs	(839.6)	(566.1)	(1,374.8)	(1,321.4)
Selling Expenses	(751.6)	(356.8)	(1,108.5)	(1,347.4)
General and Administrative Expenses	(288.8)	(255.0)	(543.8)	(598.6)
Other Operating (Expenses) Revenue, net	(74.6)	(145.7)	(220.3)	(281.8)

EBITDA	1,645.6	938.9	2,584.5	2,191.9

Margin %	36.7%	33.6%	35.7%	29.3%
Depreciation and Amortization	(653.7)	(536.2)	(1,189.9)	(1,305.9)

EBIT	991.9	402.7	1,394.6	885.9

Equity Accounting	93.2	(0.3)	92.9	(1.1)
Financial Expenses	(393.7)	(246.0)	(639.7)	(1,037.5)
Financial Income	257.0	214.6	471.7	407.4

Income Before Tax and Social Contribution	948.4	371.0	1,319.5	254.7

Income Tax and Social Contribution	(267.2)	(67.0)	(334.2)	(91.1)
Minority Interest	(112.2)	(309.2)	(421.3)	(152.8)

Net Income	569.0	(5.1)	564.0	10.8

Margin %	12.7%	-0.2%	7.8%	0.1%
Outstanding Shares - Thousand (exc.-treasury)	382,122	547,378	382,122	382,289
Income per share (R$)	1.489	(0.009)	1.476	0.028
Income per ADR (US$)	0.858	(0.005)	0.850	0.016

*The pro forma consolidation was made from Invitel consolidated, the parent company of Brasil Telecom Participações.

May 14, 2009	www.oi.com.br/ir	29

7.1) Tele Norte Leste Participações – TNLP Consolidated (Continued)

			R$ Million

Balance Sheet	3/31/08	12/31/08	3/31/09

TOTAL ASSETS	29,636	40,768	56,856

Current	12,186	17,711	18,736
Cash	2,939	9,498	5,676
Financial investments	3,519	1,240	976
Accounts Receivable	3,268	3,896	6,078
Recoverable Taxes	1,576	1,884	3,455
Inventories	114	153	182
Assets in Escrow	0	268	1,103
Other Current Assets	769	772	1,266

Non-Current Assets	17,450	23,056	38,120

Long Term	3,894	3,945	8,134
Investments	50	3,320	55
Property Plant and Equipment	11,634	12,670	20,048
Intagible Assets	1,554	2,758	9,543
Deferred Assets	319	362	340

Balance Sheet	3/31/08	12/31/08	3/31/09

TOTAL LIABILITIES	29,636	40,768	56,856

Current	6,164	9,147	15,675
Suppliers	1,879	1,546	3,112
Loans and Financing	2,073	3,956	5,919
Payroll and Related Accruals	148	274	1,103
Payable Taxes	1,090	1,127	2,133
Dividends Payable	918	1,522	1,937
Other Accounts Payable	55	723	1,470
Non-Current Liabilities	9,723	20,209	26,336

Long Term	9,723	20,209	26,336
Loans and Financing	6,763	16,288	19,952
Payable and Deferred Taxes	743	604	575
Contingency Provisions	1,954	1,622	3,465
Outstanding authorizations	115	1,528	1,525
Other Accounts Payable	148	167	819
Minority Interest	2,593	1,820	6,438

Shareholders' Equity	11,156	9,591	8,406
Capital Stock	4,689	5,449	5,449
Capital Reserve	31	38	40
Surplus Reserve	6,324	4,472	3,276
Treasury shares	(373)	(369)	(369)
Retained Earnings	485	0	11

May 14, 2009	www.oi.com.br/ir	30

7.2) Telemar Norte Leste - TMAR Consolidated

				R$ Million

Income Statement	1Q08 TNL	1Q08 BRTP*	1Q08 Pro forma	1Q09

Wireline Services Revenues	5,118.6	3,571.7	8,638.1	8,962.1

Local Services	2,784.0	1,673.9	4,457.9	4,440.5

Subscription Charges	1,719.3	997.2	2,716.6	2,762.3
Local Traffic	362.7	209.0	571.7	505.8
Installation Fees	21.6	2.3	23.9	18.6
Collect Calls	1.4	0.7	2.2	1.6
Other Local Revenues	0.0	4.1	4.2	0.7
Fixed-to-Mobile (VC1)	678.9	460.4	1,139.3	1,151.5
Long Distance	927.4	698.4	1,625.7	1,600.4

Intra-State	426.4	310.0	736.4	703.2
Inter-State	102.4	58.4	160.8	144.9
Inter-Regional	174.9	146.1	321.0	352.2
International	16.1	9.9	26.1	21.6
Fixed-to-Mobile (VC2 and VC3)	207.5	174.0	381.5	378.6
Advanced Voice	53.2	34.5	87.7	80.6

Public Telephones	211.5	134.1	345.6	249.1

Additional Services	169.2	66.4	235.6	247.1

Network Usage Remuneration	155.9	76.6	206.4	229.8

Data Transmission Services	809.9	868.0	1,651.8	2,080.2

Other	7.6	19.9	27.5	34.3

Wireless Services Revenues	1,307.5	464.4	1,768.0	2,257.0

Subscription Charges	292.5	97.1	389.6	534.0
Outgoing Calls	524.2	134.7	658.8	862.6
Domestic/International Roaming	33.4	5.7	38.8	34.4
Network Usage Remuneration	297.7	155.3	449.5	516.6
Data / Value Added Services	111.3	32.1	143.3	220.0
Handset Sales	48.4	39.5	88.0	89.5

Gross Operating Revenue	6,426.1	4,036.1	10,406.2	11,219.2

Taxes and Deductions	(1,956.3)	(1,238.4)	(3,194.6)	(3,749.7)

Net Operating Revenue	4,469.9	2,797.7	7,211.6	7,469.4

Operating Expenses	(2,802.9)	(1,858.8)	(4,605.7)	(5,265.2)
Cost of Services Provided	(831.5)	(484.5)	(1,290.8)	(1,538.9)
Cost of Goods Sold	(45.2)	(50.7)	(95.9)	(194.0)
Interconnection Costs	(839.6)	(566.1)	(1,374.8)	(1,321.4)
Selling Expenses	(748.7)	(356.8)	(1,105.5)	(1,276.3)
General and Administrative Expenses	(283.0)	(255.0)	(537.9)	(655.9)
Other Operting (Expenses) Revenue, net	(55.1)	(145.7)	(200.8)	(278.6)

EBITDA	1,667.0	938.9	2,605.9	2,204.2

Margin %	37.3%	33.6%	36.1%	29.5%
Depreciation and Amortization	(661.3)	(536.2)	(1,197.5)	(1,313.6)

EBIT	1,005.7	402.7	1,408.4	890.6

Equity Accounting	25.1	(0.3)	24.7	(4.8)
Financial Expenses	(379.2)	(246.0)	(625.2)	(1,046.4)
Financial Income	258.8	214.6	473.4	401.0

Income Before Tax and Social Contribution	910.4	371.0	1,281.4	240.5

Income Tax and Social Contribution	(273.5)	(67.0)	(340.5)	(85.8)
Minority Interest	0.0	(309.1)	(309.1)	(152.3)

Net Income	636.9	(5.1)	631.8	2.4

Margin %	14.2%	-0.2%	8.8%	0.0%
Outstanding Shares Thousand (exc.-treasury)	238,391	547,378	238,391	238,391
Income per share (R$)	2.672	(0.009)	2.650	0.010

*The pro forma consolidation was made from Invitel consolidated, the parent company of Brasil Telecom Participações.

May 14, 2009	www.oi.com.br/ir	31

7.2) Telemar Norte Leste - TMAR Consolidated (Continued)

			R$ Million

Balance Sheet	3/31/08	12/31/08	3/31/09

TOTAL ASSETS	28,871	39,836	56,302

Current	11,213	16,577	17,896
Cash	2,323	8,606	5,140
Financial investments	3,507	1,238	975
Accounts Receivable	3,261	3,897	6,082
Recoverable and Deferred Taxes	1,246	1,543	3,155
Inventories	114	153	182
Assets in Escrow	0	374	1,103
Other Current Assets	762	765	1,260

Non-Current Assets	17,658	23,259	38,406

Long Term	4,027	4,100	8,380
Recoverable and Deferred Taxes	2,046	2,211	3,772
Financial investments	23	2	23
Assets in Escrow	1,177	1,034	3,579
Other	781	853	1,006
Investments	42	3,313	47
Property Plant and Equipment	11,831	12,831	20,197
Intagible Assets	1,472	2,682	9,470
Deferred	286	333	312

Balance Sheet	3/31/08	12/31/08	3/31/09

TOTAL LIABILITIES	28,871	39,836	56,302

Current	5,595	8,768	15,264
Suppliers	1,854	1,542	3,108
Loans and Financing	1,427	3,621	5,560
Payroll and Related Accruals	146	271	1,099
Payable Taxes	1,066	1,100	2,116
Dividends Payable	1,044	1,530	1,908
Other Accounts Payable	57	706	1,473

Non-Current Liabilities	8,870	21,058	26,404

Long Term	8,870	21,058	26,404

Loans and Financing	6,126	17,302	20,201
Payable Taxes	598	489	462
Contingency Provisions	1,953	1,642	3,467
Outstanding authorizations	115	1,528	1,525
Other Accounts Payable	78	98	749

Minority Interest	0	25	4,639

Shareholders' Equity	14,406	9,984	9,994
Capital Stock	7,419	7,419	7,419
Capital Reserve	2,232	2,199	2,206
Treasury shares	(17)	(17)	(17)
Surplus Reserve	4,224	383	383
Retained Earnings	549	0	3

May 14, 2009	www.oi.com.br/ir	32

7.3) TNL PCS – Oi

		R$ Million

Income Statement	1Q08	4Q08	1Q09

Wireless Services Revenues	1,512.5	2,042.8	2,112.0

Subscription	292.5	382.4	417.1
Outgoing Calls	524.2	697.3	680.0
Domestic/Internacional Roaming	33.4	27.3	30.1
Network Usage Remuneration	502.4	711.1	757.0
Data / Value Added	111.3	156.4	166.2
Other SMP Services	(0.5)	(0.2)	0.0
Handset Sales	49.1	68.6	61.7
LD/Advanced Voice Service/Network* Revenues	106.5	126.7	113.9

Gross Operating Revenue	1,619.0	2,169.5	2,225.9

Taxes and Deductions	(470.4)	(653.0)	(653.2)

Net Operating Revenue	1,148.6	1,516.5	1,572.7

Operating Expenses	(768.8)	(1,055.1)	(1,283.1)
Cost of Services Provided	(165.9)	(131.9)	(345.8)
Cost of Goods Sold	(45.1)	(29.0)	(148.1)
Interconnection Costs	(315.5)	(403.1)	(358.5)
Selling Expenses	(222.9)	(409.5)	(367.7)
General and Administrative Expenses	(46.2)	(110.7)	(106.8)
Other Operating (Expenses) Revenue, net	26.8	29.1	43.8

EBITDA	379.8	461.4	289.6

Margin %	33.1%	30.4%	18.4%
Depreciation and Amortization	(178.8)	(216.6)	(233.5)

EBIT	201.1	244.7	56.1

Equity Accounting	(21.8)	(57.4)	(41.1)
Financial Expenses	(32.4)	(109.1)	(58.2)
Financial Income	95.8	104.6	92.1

Income Before Tax and Social Contribution	242.7	182.8	48.9

Income Tax and Social Contribution	(87.7)	(53.4)	15.3

Net Income	155.0	129.3	64.3

Margin %	13.5%	8.5%	4.1%

Balance Sheet	3/31/08	12/31/08	3/31/09

TOTAL ASSETS	10,077	12,087	12,515

Current	3,948	3,942	2,988
Cash	514	679	215
Financial investments	2,014	1,107	251
Accounts Receivable	424	1,015	955
Recoverable and Deferred Taxes	407	488	695
Inventories	84	113	102
Other Current Assets	506	540	768
Non-Current Assets	6,128	8,145	9,527
Long Term	1,428	1,603	2,713
Recoverable and Deferred Taxes	891	827	821
Loans and Financing	403	608	1,720
Financial investments	1	2	2
Other	133	167	170
Investments	33	24	0
Property Plant and Equipment	3,266	4,169	4,517
Intagible Assets	1,128	2,019	1,990
Deferred Assets	274	329	308

TOTAL LIABILITIES	10,077	12,087	12,515

Current Liabilities	1,005	1,767	1,841
Suppliers	555	979	1,017
Loans and Financing	11	12	27
Payroll and Related Accruals	25	49	56
Payable Taxes	383	440	441
Other Accounts Payable	31	288	300
Non-Current Liabilities	728	1,513	1,675
Long Term	728	1,513	1,675
Loans and Financing	489	476	601
Contingency Provisions	93	104	145
Payable Taxes	7	6	5
Outstanding authorizations	115	893	882
Other Accounts Payable	24	34	42

Shareholders' Equity	8,344	8,807	8,999

May 14, 2009	www.oi.com.br/ir	33

7.4) Brasil Telecom Participações – BrTP Consolidated

R$ Million

Income Statement	1Q08	4Q08	1Q09

Wireline Services Revenues	3,571.7	3,878.4	3,876.2

Local Services	1,673.9	1,692.4	1,631.5

Subscription Charges	997.2	960.4	962.9
Local Traffic	209.0	225.8	194.2
Installation Fees	2.3	2.6	2.2
Collect Calls	0.7	1.1	0.6
Other Local Revenues	4.1	3.3	3.1
Fixed-to-Mobile (VC1)	460.4	499.3	468.5
Long Distance	698.4	663.4	696.1

Intra-State	310.0	200.5	192.3
Inter-State	58.4	61.1	55.2
Inter-Regional	146.1	54.8	52.8
International	9.9	8.3	8.1
Fixed-to-Mobile (VC2 and VC3)	174.0	338.7	387.7
Advanced Voice	34.5	34.1	32.6

Public Telephones	134.1	114.0	84.2

Additional Services	66.4	76.1	84.1

Network Usage Remuneration	76.6	98.8	83.1

Data Transmission Services	868.0	1,192.3	1,258.0

ADSL	391.0	666.1	722.4
Leased Lines (EILD)	105.2	128.4	108.6
Leased Lines (SLDD/SLDA)	85.2	99.7	97.6
IP Services	118.5	117.1	159.4
Packet switch and frame relay	47.0	41.3	42.8
Other Data Services	121.0	139.6	127.2
Other Wireline Services	19.9	7.3	6.6

Wireless Services Revenues	464.4	587.6	501.0

Subscription Charges	97.1	105.7	105.4
Outgoing Calls	134.7	186.8	167.4
Domestic/International Roaming	5.7	4.4	3.1
Network Usage Remuneration	155.3	168.8	139.0
Data / Value Added Services	32.1	53.5	58.3
Handset Sales	39.5	68.4	27.8

Gross Operating Revenue	4,036.1	4,465.9	4,377.2

Taxes and Deductions	(1,238.4)	(1,553.6)	(1,609.5)

Net Operating Revenue	2,797.7	2,912.4	2,767.7

Operating Expenses	(1,842.5)	(1,940.7)	(2,306.9)
Cost of Services	(493.1)	(575.2)	(535.1)
Cost of Goods Sold	(60.7)	(112.3)	(64.3)
Interconnection Costs	(563.6)	(524.3)	(513.4)
Selling Expenses	(338.8)	(284.8)	(417.2)
General and Administrative Expenses	(261.1)	(273.4)	(229.6)
Other Operating (Expenses) Revenue, net	(125.2)	(170.7)	(547.3)

EBITDA	955.2	971.7	460.8

Margin %	34.1%	33.4%	16.7%
Depreciation and Amortization	(536.2)	(490.5)	(495.9)

EBIT	419.0	481.2	(35.1)

Equity Accounting	(0.3)	4.1	4.7
Financial Expenses	(218.5)	(438.8)	(212.2)
Financial Income	211.4	300.1	181.2

Income Before Tax and Social Contribution	411.5	346.6	(61.4)

Income Tax and Social Contribution	(55.5)	(164.8)	12.0
Minority Interest	(106.0)	(61.7)	26.0

Net Income	250.0	120.1	(23.4)

Margin %	8.9%	4.1%	-0.8%
Outstanding Shares - Thousand (exc.-treasury)	362,488	362,488	362,488
Income per share (R$)	0.690	0.331	(0.064)
Income per ADR (US$)	0.397	0.145	(0.037)

May 14, 2009	www.oi.com.br/ir	34

7.4) Brasil Telecom Participações – BrTP Consolidated (Continued)

			R$ Million

Balance Sheet	3/31/08	12/31/08	3/31/09

TOTAL ASSETS	17,625	19,437	19,507
Current	7,853	7,591	6,064
Cash	3,090	2,710	1,305
Financial investments	686	776	552
Accounts Receivable	2,221	2,210	2,123
Recoverable Taxes	1,117	974	1,062
Inventories	38	54	52
Other Current Assets	701	868	969
Non-Current Assets	9,772	11,846	13,443
Long Term	3,191	4,301	6,216
Recoverable and Deferred Taxes	1,804	1,925	2,097
Assets in Escrow	1,300	2,231	2,462
Other	86	146	1,657
Investments	23	4	5
Property Plant and Equipment	5,327	5,903	5,510
Intagible Assets	1,231	1,638	1,712

Balance Sheet	3/31/08	12/31/08	3/31/09

TOTAL LIABILITIES	17,625	19,437	19,507
Current	4,905	4,971	4,676
Suppliers	1,386	1,892	1,586
Loans and Financing	536	760	921
Payroll and Related Accruals	138	193	130
Payable Taxes	971	892	952
Dividends Payable	1,248	433	412
Other Accounts Payable	626	801	674
Non-Current Liabilities	5,628	6,659	7,057
Long Term	5,628	6,659	7,057
Loans and Financing	3,820	4,125	3,983
Payable and Deferred Taxes	218	374	464
Contingency Provisions	707	714	1,161
Outstanding authorizations	183	624	643
Other Accounts Payable	700	822	805
Minority Interest	1,830	2,044	2,023
Shareholders' Equity	5,262	5,764	5,752

May 14, 2009	www.oi.com.br/ir	35

7.5) Brasil Telecom – BrTO Consolidated

R$ Million

Income Statement	1Q08	4Q08	1Q09

Wireline Services Revenues	3,571.7	3,878.4	3,876.2

Local Services	1,673.9	1,692.4	1,631.5

Subscription Charges	997.2	960.4	962.9
Local Traffic	209.0	225.8	194.2
Installation Fees	2.3	2.6	2.2
Collect Calls	0.7	1.1	0.6
Other Local Revenues	4.1	3.3	3.1
Fixed-to-Mobile (VC1)	460.4	499.3	468.5
Long Distance	698.4	663.4	696.1

Intra-State	310.0	200.5	192.3
Inter-State	58.4	61.1	55.2
Inter-Regional	146.1	54.8	52.8
International	9.9	8.3	8.1
Fixed-to-Mobile (VC2 and VC3)	174.0	338.7	387.7
Advanced Voice	34.5	34.1	32.6

Public Telephones	134.1	114.0	84.2

Additional Services	66.4	76.1	84.1

Network Usage Remuneration	76.6	98.8	83.1

Data Transmission Services	868.0	1,192.3	1,258.0

Other	19.9	7.3	6.6

Wireless Services Revenues	464.4	587.6	501.0

Subscription Charges	97.1	105.7	105.4
Outgoing Calls	134.7	186.8	167.4
Domestic/International Roaming	5.7	4.4	3.1
Network Usage Remuneration	155.3	168.8	139.0
Data / Value Added Services	32.1	53.5	58.3
Handset Sales	39.5	68.4	27.8

Gross Operating Revenue	4,036.1	4,465.9	4,377.2

Taxes and Deductions	(1,238.4)	(1,553.6)	(1,609.5)

Net Operating Revenue	2,797.7	2,912.4	2,767.7

Operating Expenses	(1,851.7)	(1,928.2)	(2,299.3)
Cost of Services Provided	(493.1)	(575.2)	(535.1)
Cost of Goods Sold	(60.7)	(112.3)	(64.3)
Interconnection Costs	(563.6)	(524.3)	(513.4)
Selling Expenses	(338.8)	(284.8)	(417.2)
General and Administrative Expenses	(256.0)	(260.4)	(222.7)
Other Operting (Expenses) Revenue, net	(139.4)	(171.2)	(546.7)

EBITDA	946.0	984.1	468.4

Margin %	33.8%	33.8%	16.9%
Depreciation and Amortization	(534.5)	(488.8)	(495.9)

EBIT	411.5	495.3	(27.5)

Equity Accounting	(0.0)	(0.0)	(0.0)
Financial Expenses	(201.6)	(386.2)	(209.7)
Financial Income	168.0	244.9	122.7

Income Before Tax and Social Contribution	377.9	354.0	(114.5)

Income Tax and Social Contribution	(54.4)	(165.7)	34.9
Minority Interest	0.8	0.2	(0.0)

Net Income	324.3	188.5	(79.6)

Margin %	11.6%	6.5%	-2.9%

Outstanding Shares Thousand (exc.-treasury)	547,378	547,493	547,719
Income per share (R$)	0.592	0.344	(0.145)

May 14, 2009	www.oi.com.br/ir	36

7.5) Brasil Telecom – BrTO Consolidated (Continued)

R$ Million

Balance Sheet	3/31/08	12/31/08	3/31/09

TOTAL ASSETS	15,685	17,670	17,709

Current	6,260	6,139	5,774
Cash	2,088	1,479	1,058
Financial investments	201	562	545
Accounts Receivable	2,221	2,210	2,123
Recoverable Taxes	1,030	967	1,046
Inventories	38	54	52
Other Current Assets	682	867	949

Non-Current Assets	9,425	11,531	11,935
Long Term	2,862	3,993	4,714
Recoverable and Deferred Taxes	1,480	1,622	1,802
Assets in Escrow	1,295	2,225	2,456
Other	86	146	457
Investments	17	4	5
Property Plant and Equipment	5,326	5,902	5,509
Intagible Assets	1,220	1,632	1,706

Balance Sheet	3/31/08	12/31/08	3/31/09

TOTAL LIABILITIES	15,685	17,670	17,709

Current	4,488	4,792	4,499
Suppliers	1,386	1,891	1,586
Loans and Financing	536	760	921
Payroll and Related Accruals	138	193	130
Payable Taxes	903	880	932
Dividends Payable	974	341	330
Other Accounts Payable	552	726	599

Non-Current Liabilities	5,603	6,643	7,045

Long Term	5,603	6,643	7,045
Loans and Financing	3,820	4,125	3,983
Payable and Deferred Taxes	198	362	457
Contingency Provisions	701	710	1,157
Outstanding authorizations	183	624	643
Other Accounts Payable	700	822	805

Minority Interest	8	(6)	(6)

Shareholders' Equity	5,586	6,241	6,171
Capital Stock	3,471	3,471	3,471
Capital Reserve	1,484	1,490	1,486
Surplus Reserve	349	1,432	1,432
Treasury shares	(153)	(152)	(150)
Retained Earnings	436	0	(68)

May 14, 2009	www.oi.com.br/ir	37

7.6) 14 Brasil Telecom Celular – BrT Móvel

R$ Million

Income Statement	1Q08	4Q08	1Q09

Wireless Services Revenues	576.7	699.5	610.4

Subscription	97.1	105.7	105.4
Outgoing Calls	137.6	188.5	169.0
Domestic/Internacional Roaming	3.6	4.4	3.1
Network Usage Remuneration	261.3	279.0	246.7
Data / Value Added	37.6	53.5	58.3
Handset Sales	39.5	68.4	27.8

Gross Operating Revenue	576.7	699.5	610.4

Taxes and Deductions	(150.7)	(187.9)	(167.3)

Net Operating Revenue	426.1	511.6	443.1

Operating Expenses	(411.0)	(451.3)	(390.7)
Cost of Services Provided	(91.7)	(90.0)	(92.6)
Cost of Goods Sold	(60.7)	(112.3)	(64.3)
Interconnection Costs	(145.8)	(123.6)	(123.2)
Selling Expenses	(98.8)	(119.0)	(97.4)
General and Administrative Expenses	(18.4)	(22.3)	(16.6)
Other Operating (Expenses) Revenue, net	4.5	16.0	3.3

EBITDA	15.1	60.3	52.4

Margin %	3.5%	11.8%	11.8%
Depreciation and Amortization	(97.7)	(87.0)	(128.3)

EBIT	(82.6)	(26.8)	(75.9)

Financial Expenses	(15.9)	(59.5)	(22.9)
Financial Income	41.3	60.4	46.1

Income Before Tax and Social Contribution	(57.2)	(25.8)	(52.6)

Income Tax and Social Contribution	19.2	9.9	16.8

Net Income	(38.0)	(16.0)	(35.8)

Margin %	-8.9%	-3.1%	-8.1%

Balance Sheet	3/31/08	12/31/08	3/31/09

TOTAL ASSETS	4,008	4,944	4,792

Current	1,982	2,092	1,732
Cash	3	8	25
Financial investments	1,483	904	718
Accounts Receivable	161	200	192
Recoverable Taxes	162	194	190
Inventories	1	1	0
Other Current Assets	171	785	607
Non-Current Assets	2,026	2,851	3,060
Long Term	652	729	1,055
Recoverable and Deferred Taxes	642	712	737
Other	10	17	318

Property Plant and Equipment	812	1,163	1,038
Intagible Assets	562	959	968

TOTAL LIABILITIES	4,008	4,944	4,792

Current	486	862	720
Suppliers	261	558	413
Loans and Financing	0	4	26
Payroll and Related Accruals	7	11	8
Payable Taxes	64	98	84
Other Accounts Payable	154	191	190
Non-Current Liabilities	319	1,007	1,034
Long Term	319	1,007	1,034
Loans and Financing	119	314	312
Contingency Provisions	13	28	36
Payable Taxes	10	16	17
Other Accounts Payable	176	650	669
Shareholders' Equity	3,203	3,074	3,038

May 14, 2009	www.oi.com.br/ir	38

RELEVANT INFORMATION

I) CVM instruction 358, article 12: The controlling shareholders, direct or indirect, and the shareholders electing members o the Board of Directors or the Statutory Audit Committee, as well as any individual or company, or group of people acting together or representing a similar interest, reaching participation, direct or indirect, of 5% (five per cent) or more of a type or class of shares representing the capital of a public company capital, must inform the CVM, and the Company in accordance with terms of the article.

Oi guides its shareholders to comply with the terms of article 12 of CVM Instruction 358, however it cannot be held responsible for the disclosure of information on acquisition or sale, by third parties, of participation that corresponds to 5% or more of a type or class of shares that represents its capital or that is entitled to rights over these shares and further securities issued.

Shares TNE	Capital	Treasury	Controlling Shares	Free-Float

Common	130,611,732	3,070,731	68,504,187	59,036,814
Preferred	261,223,463	6,475,663	0	254,747,800

Total	391,835,195	9,546,394	68,504,187	313,784,614

Shares TMAR	Capital	Treasury	Controlling Shares	Free-Float

Common	107,063,093	0	104,227,873	2,835,220
Preferred (A)	130,487,295	223,500	104,329,417	25,934,378
Preferred (B)	1,063,967	0	6	1,063,961

Total	238,614,355	223,500	208,557,296	29,833,559

Shares BRTP	Capital	Treasury	Controlling Shares	Free-Float

Common	134,031,688	1,480,800	81,092,986	51,457,902
Preferred	229,937,525	0	76,645,842	153,291,683

Total	363,969,213	1,480,800	157,738,828	204,749,585

Shares BRTO	Capital	Treasury	Controlling Shares	Free-Float

Common	249,597,049	0	247,317,180	2,279,869
Preferred	311,353,240	13,231,556	58,956,665	118,253,998

Total	560,950,289	13,231,556	306,273,845	120,533,867

Shares TNCP	Capital	Treasury	Controlling Shares	Free-Float

Common	2,492,476	0	1,292,671	1,199,805
Preferred	4,209,206	0	3,979,123	230,083

Total	6,701,682	0	5,271,794	1,429,888

Shares AMZ	Capital	Treasury	Controlling	Free-Float
			Shares

Common	2,271,325	0	2,039,298	232,027
Preferred (A)	79,983	0	0	79,983
Preferred (B)	230,461	0	0	230,461
Preferred (C)	17,152	0	0	17,152
Preferred (D)	309,568	0	0	309,568
Preferred (E)	2,979,606	16	2,374,165	605,425

Total	5,888,095	16	4,413,463	1,474,616

OBS: Shareholder structure as of March 31, 2009

May 14, 2009	www.oi.com.br/ir	39

II) This report contains forecasts and/or estimates regarding future events. These projections were carefully compiled based on the present scenario and work in progress, together with the corresponding expectations. The use of forward-looking statements, such as, but not limited to: "project", "estimate", "expect", "predict", "plan", "anticipate", is intended to indicate possible trends that, inevitably, involve uncertainty and risk and whose future results may differ from current expectations. Oi cannot be held responsible for the transactions or investment decisions of third parties based on these forecasts and/or estimates. The information presented has not been audited and may therefore differ from the final audited results.

Oi – Investor Relations
Roberto Terziani	55 (21) 3131-1208	rterziani@oi.net.br
Carolina Gava Silveira	55 (21) 3131-1314	ana.silveira@oi.net.br
Flávia Menezes de Oliveira	55 (21) 3131-1332	flavia@oi.net.br

Global Consulting Group
Lucia Domville	1 (646) 284-9416	ldomville@hfgcg.com

May 14, 2009	www.oi.com.br/ir	40

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2009

BRASIL TELECOM S.A.

By:	/S/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.